VIA FEDERAL EXPRESS
Michael McTiernan
Charito A. Mittelman
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:  AEI Income & Growth Fund 26 LLC
     Registration Statement on Form SB-2
     File May 26, 2005
     Registration No. 333-125266

Dear Mr. McTiernan and Ms. Mittelman:

     This letter is in response to your letter dated June 24, 2005 conveying comments on the above-referenced registration statement. We are filing by EDGAR, simultaneous with this letter, Amendment No. 1 to the Registration Statement which incorporates revisions designed to be responsive to your comments. We are also submitting by overnight courier, this letter and three copies each of Amendment No.1 unmarked and marked to show changes from the first filing of the registration statement. We have repeated your comments below followed by the supplemental response of the registrant, or direction to and an explanation of the revisions contained in Amendment No. 1.

General

  1. We noted on page 38 that you plan to establish a distribution reinvestment available to investors in this offering. Please tell us whether you plan to file a registration statement relating to these units.

     Please note that the distribution reinvestment plan is available only during pendency of the offering and "will terminate upon completion of this offering." The registration statement is intended to cover units purchased by new subscribers, as well as units purchased by participants in the distribution reinvestment plan. The aggregate of 10,000,000 units includes units that will be issued in the reinvestment plan and to the extent that purchases by new subscribers and units purchased through the reinvestment plan would exceed that amount, the offering would be terminated.

  2. Please advise us whether the unit repurchase plan may be conducted during the offering period of the units being registered under this registration statement. If so, please tell us how the repurchase of units will be conducted in a manner that is consistent with the restrictions on activities during distributions of securities set forth in Regulation M.

     As indicated on page 8 and page 38, the repurchase program is designed to commence not earlier than 36 months after the date of the prospectus-not less than 12 months after completion of the offering. No repurchases of units will occur during the offering period.

  3. Please supplementally provide us with your analysis regarding the applicability of the tender offer rules to the share repurchase program. Refer to Rule 13e-4 and Regulation 14E of the Exchange Act. We note, for example, that the repurchases will not be made on a pro rata basis.

     We do not believe that the share repurchase program constitutes a tender offer subject to the provisions of Rule 13e-4 because of the exemption from such rule contain in Rule 13e-4(h)(1) for "Calls or redemptions of any security in accordance with the terms and conditions of its governing instruments."

     We note that this is the sixteenth public real estate limited partnership or limited liability company sponsored by the managing members or their affiliates, and that each of those partnerships or companies have had a repurchase program similar to the program contained in Fund 26. The repurchase programs have varied primarily to comply with the provisions of the Internal Revenue Code related to taxation of publicly traded partnerships.

     In this respect, please know that the repurchase program was originally designed to comport, and continues to contain the features, included in the programs sponsored by Brock Exploration Company and with the no-action position given by the Commission to Brock Exploration Company, 80 CCH Fed Sec Rpts 76433 (June 12, 1980). Similar to the programs established by Brock, please know that:

          The repurchase programs contained in AEI programs are established primarily for the benefit of the limited members (investors) because investments in the programs are illiquid-there is no public trading market and the managers cannot allow the establishment of a public trading market without jeopardizing the tax treatment of the company;

          The repurchase price is established by a pre-existing formula based primarily on the value of the properties held by the Company, which is in turn based on the rentals and prevailing capitalization rates in the market in which the properties are located;

          Although the repurchase program creates an obligation of the managing member to publish repurchase prices, the decision to tender units for repurchase rests with the limited member;

          The Company's obligation to repurchase is limited by both annual repurchase limitations (2%), by tax law, and may be suspended by the managing member if it significantly impairs capital or operations of the Company.

     Indeed, the repurchase program differs materially from the Brock program primarily in terms of the manner in which repurchases are limited if too many members tender for repurchase. In Brock, this was established by lot. In Fund 26 (and previous AEI Programs), the repurchases are established by timing of tender. AEI chose to make repurchase by date of tender rather than lot because it believes it is more fair to limited members who assume the risk of repurchase earlier to be allocated the repurchase right.

  4. Supplementally, please provide us with any pictures, graphics or artwork that will be used in the prospectus.

     Please know that only the pictures contained in the registration statement as submitted in hard copy will be included in the final prospectus.

  5. Please note that any sales literature that is to be used in connection with this offering must be submitted to use prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, with your next filing. In this regard, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contained information or disclosure that is inconsistent with or not also in the prospectus. For guidance, refer to
     Item 19.D of Industry Guide 5.

     Please know that the sponsors are aware of the requirements of Item 19.D. of Industry Guide 5, have submitted advertising literature with prior filings, and had not submitted literature with the first filing of the registration statement solely because of the time required for graphic set-up. The sales literature was submitted under letter of Thomas Martin dated June 26, 2005.

  6. Please provide the reports supporting your statements and the tables regarding restaurant and retail industry performance and growth rates on pages 18 and 19, marking the relevant portions of any material you provide for out review.

     Enclosed and submitted supplementally with the hard copy of this letter in response to your comment please find:

     1. For the graph entitled "Chain Restaurant Locations," a table of the number of units at the top 100 chain restaurant companies for 2001, 2002 and 2003 from page 84 of the June 28, 2004 issue of Nations Restaurant News and for 1998, 1999 and 2000 from page 70 of the June 25, 2001 issue of Nations Restaurant News;

     2. For the graph entitled "Chain Restaurant Sales Growth," a table of the dollar sales at the top 100 chain restaurant companies for 2001, 2002 and 2003 from page 63 of the June 28, 2004 issue of Nations Restaurant News and for 1998, 1999 and 2000 from page 59 of the June 25, 2001 issue of Nations Restaurant News

     3. For the graph entitled "Food eaten away from home vs food at home," page 172 from the Technomic Data Digest (which in turn was derived from the US Bureau of Census) depicting foodservice food sales versus retail food sales, and an article written by Malcom Knapp in Nations Restaurant News and projecting these statistics through 2010;

     4. For the graph entitled "Number of US Shopping Centers," a table downloaded from the website of the International Council of Shopping Centers (www.igsg.org) and accessible at http://www.icsc.org/srch/rsrch/scope/current/ChartData04.pdf
     #xml=http://icscsearch.icsc.org/texis/search/pdfhi.txt?query
     =total+leasable+retail+area&pr=default&prox=line&rorder=500&
     rprox=500&rdfreq=500&rwfreq=500&rlead=500&sufs=0&order=r&cq=
     &id=425aac9d7
     <http://www.icsc.org/srch/rsrch/scope/current/ChartData04.pd
     f>.

     5.  For the graph entitled "Leasable retail area in U.S.
     shopping centers," a table downloaded from the same link as 4 above.

     6. For the graph entitled "Spending in retail establishments," a table derived from the US Census Bureau website and accessible at http://www.census.gov/svsd/retlann/view/table2.txt.

  Summary

  AEI Fund 26

  7. Please disclose the anticipated duration of the offering period and your intend with respect to the duration of the acquisition period.

     In response to your comment, we have revised the summary by adding, as a new fourth paragraph under the heading "AEI
     Fund 26," the following text:

       "We will continue to offer units for twelve months after the date of this prospectus. At the election of our managers, and provided that we have received subscriptions for the minimum 150,000 units within the first 12 months of the offering, we may offer units during a second 12 month period. Our managers are continually investigating potential property acquisitions and will engage in acquisition evaluation throughout the offering period. We are required to commit to invest substantially all of the offering proceeds, or return the uninvested portion to investors, within 12 months after this offering is completed."

  Compensation to Managers

  8. Expand to briefly discuss in your summary the most significant fees and expenses you expect to pay to your managers and their affiliates, including the selling commissions payable to AEI Securities during the offering stage, the 3% of net income payable to your manager during the operating stage and the amounts due to managers during the property sale and financing stage.

     In response to your comment, the first paragraph under "Compensation to Managers", which now starts at the top of page 6 to the prospectus, has been revised as follows:

       "Our managers and their affiliates, including the dealer manager-AEI Securities-will receive compensation from AEI Fund 26 through their equity interests in distributions, through commissions and fees received in organizing AEI Fund 26 and offering and selling units, and through various reimbursements. This compensation includes:

          Commissions and a non-accountable expense allowance to AEI Securities of 10.0% of offering proceeds, most of which will be reallowed to broker-dealers that sell the units;

          An organization fee of 1.5% of offering proceeds (but only to the extent total organization and offering expenses do not exceed 15% of offering proceeds);

          A three percent interest in all of our operating cash flow, including our rental income;

          A one percent interest in all proceeds from sale of properties until our investors have received return of their investment, plus a 6.5% return on that investment, and then 10% of any proceeds in excess of that amount;

          Subject to limitations, reimbursement for other organization and offering costs and most forms of operating cost.

            The reimbursements to our managers will be at their cost and will consist of:"

  Risk Factors

  General Risks

  You will have little control over operations, page 6

  9. Please disclose that there will be no restriction on the types of properties in which you may invest or on the amount of debt you may incur.

     Please note that, as described on Page 15 of the prospectus under "Borrowing & Lending Policies:"

          "We will acquire all of our properties for cash: we will not use any debt financing to acquire properties or refinance properties to generate capital to acquire other properties. Our managers do not expect that we will incur any indebtedness, although we may borrow to finance the refurbishing of a property or for other operating cash needs. The programs sponsored by affiliates of our managers have rarely borrowed for such purposes and we therefore believe it is unlikely that such borrowings will be incurred."

     Please also note that section 6.6(ix) of the Operating Agreement provides that the managers "(ix) may not cause the Company to incur indebtedness directly or indirectly related to the purchase of properties, from any source."
     Accordingly we respectfully suggest that a risk that there are no limitations on debt would be inaccurate.

     Further, although the types of properties that may be acquired may not be limited, the properties must be commercial, rather than residential, and must be subject to net leases. Accordingly, and in response to your comment, we have added to the operations risk the following at the end of the second sentence: "and the acquisition of our properties, and there are no limitations that you may enforce regarding the types of commercial, net leased properties that may be acquired."

  10.Please relocate this section to immediately follow the cover page. Refer to Item 2 of Guide 5. Please also expand the disclosure to provide a brief description of the suitability standards for the states you intend to offer securities rather than provide a cross-reference to Exhibit C.

     In response to your comment, we have moved the section "Who
     May Invest" to precede the risk factors. Please know that the location of this section after the risk factors was dictated in the late 1990s by the SEC when it wanted prominent disclosure of risk factors.

     In further response to your comment, we have moved the description of varying state suitability requirements to the "Who May Invest" section and eliminated Exhibit C.

  Capitalization

  11.We note that you have shown your capitalization assuming a minimum number of units are sold. Tell us why you have not also shown your capitalization showing the maximum number of units are sold or revise to include this information. Further, please clearly label the information as pro forma as appropriate.

     Although disclosure of capitalization at both the minimum and maximum offering proceeds was included in all offerings of affiliated programs through AEI Fund XXII (1997), the Commission required elimination of disclosure at the maximum in connection with registration of units in AEI Fund 23
     (1999). Nevertheless, and in response to your comment, we have revised the capitalization table to include this disclosure and to label both the minimum and maximum columns as "pro forma."

  Investment Objectives and Policies

  12.Expand to disclose in this section the geographic areas where you intend to purchase properties.

     In response to your comment, we have added the following comment as the new fourth sentence to this section:

       "We will investigate the acquisition of properties located throughout the United States, including the states in which prior affiliated programs have purchased properties as described under the caption "Prior
       Performance."

  Distributions

  13.Please disclose whether you will use offering proceeds or debt to pay your investor distributions.

     In response to your comment, we have added the following clause to the last sentence of the first paragraph under "Distributions:"

       "Because we expect that the interest rate we earn will be less than rental rates, and because we do not intend to use offering proceeds, or to incur indebtedness, to pay distributions, we expect distributions per unit to be lower during the early years of operation."

  Prior Performance

  14.Provide a cross-reference to all prior performance tables. See Item 8.A.1.

     In response to your comment, we have added the following sentence as the second sentence under "Prior Performance:"

       "Detailed information regarding many of these programs is contained in the prior performance tables attached as Exhibit B to this prospectus."

  15.Please confirm our understanding that the figure on page 25 relating to properties acquired in the last three years by your affiliates is less than that reported in Table VI because Table VI includes a double count for properties held by affiliates as partial owners. It appears that the figure on page 25 accounts for properties held jointly as one property for purposes of total properties acquired by affiliates.

     This is to confirm supplementally that the 60 individual purchases during the three years ended December 31, 2004 for which specific purchase information is provided in Table VI filed in Part II to the Registration represents a number of purchases of a partial interest in a property (as disclosed in footnotes (a) to those tables). The disclosure on page 25 that indicates that 42 properties, including 26 restaurants and 16 retail properties, is accurate and represents the number of properties purchased during the same period, combining factional interests where multiple programs purchased an interest in the same properties. This is also confirm that we believe the disclosure on page 25 is accurate and not misleading.

  Compensation to Managers and Affiliates

  16.Your statement in the first paragraph that your managing members may receive an interest in net cash flow and net proceeds from the sale of properties appears to conflict with the first sentence in the last paragraph of this section indicating that you will not pay real estate commissions to your managers or their affiliates for the purchase or sale of any properties. Please revise or advise.

     The interest in cash flow and net proceeds of sale afforded the managing member are special allocations of income and gain relating to its equity interest in Fund 26. Both interests, and the amount of payment to the managing members, are dependent upon the amount of income and gain generated from cash flow and from net sales. Neither payment is in consideration of any real estate sales assistance and would be payable regardless of whether the managing member provided any assistance in marketing or selling properties.

     We believe that the universal understanding of a real estate commission, and the definition adopted in section 2.7 of the Operating Agreement, is a fee paid, normally to a licensed real estate broker, based on the gross proceeds from the purchase or sale of a property in consideration of marketing and sales efforts of such brokers. Indeed, this program may retain real estate brokers to sell properties. This program does not, however, pay any such fee to the managing members.

     We respectfully suggest that there is no inconsistency with the description of the managing member's interest as an equity holder in net proceeds of sale and the absence of payment of a real estate commission to the managing member and its affiliates.


  Financial Statements of AEI Fund Management XXI, Inc.

  17.Please note that you should update to include an unaudited balance sheet of the management company, AEI Fund
     Management XXI, Inc., as of a date within six months of the effectiveness date.

     In response to your comment, and consistent with Topic Two.
     IV. D. 1. a) of the Staff Training Manual, an unaudited balance sheet of the Managing Member as of June 30, 2005 has been added to the prospectus.

  Financial Statement Presentation

  18.We note that you are accounting your investments under the equity method of accounting. Given you are the managing general partner and managing member of these investments, please advise us why using the equity method is appropriate. Cite any relevant literature.

     I have been advised by the Company that they account for investments under the concepts in SOP 78-9 (Accounting for Investments in Real Estate Ventures). The investments are accounted for using the equity method because of the various rights and obligations of the limited partners/members versus general partners/managing members. The general partners/managing members are constrained by the partnership/operating agreements while the limited partners/members have reserved a number of rights including, but not limited to, the ability to removed the general partners/managing members without cause.

     As discussed in EITF 2004-5, if the limited partners "possess substantive kick-out rights, presumption of control by the sole general partner, and therefore consolidation would be overcome. The sole general partner should account for its investment in the limited partnership using the equity method of accounting." Substantive kick-out rights are defined as the ability to "dissolve (liquidate) the limited partnership or otherwise remove the sole general partner." In each of the prior programs, the limited partners/members have the right, by affirmative vote of a majority, by interest, of the limited partners/members, to remove the general partners/managing members without cause or to dissolve the entity.

     We note your comments relating to the reservation of rights relating to the action by the Commission staff in declaring the filing effective, and to the responsibility of the company and its management for the adequacy and accuracy of disclosures, to the effect of a request for acceleration as confirming the responsibilities under the Securities Act and the Exchange Act of their responsibilities and of the requirements of Rules 460 and 461 under the Securities Act.
     If and when the Commission has confirmed that it has no further comment, any acceleration request will be made consistent with your comment letter.

       Please contact the undersigned at 612-340-8706 if you have any questions regarding this filing.

                                     Very truly yours



                                     Thomas Martin